                                                                    EXHIBIT 99.2



                                 ON PAPER ONLINE

                                        1

                                 Interim Report
                          3 Months Ended March 31,2000

                                 Hollinger Inc.

CONSOLIDATED FINANCIAL HIGHLIGHTS

THREE MONTHS ENDED MARCH 31                             2000            1999
                                                        --------------------
                                                        (millions of dollars)

Total revenue                                          811.9            811.7
                                                       -----            -----

Net earnings                                            13.0            109.4
                                                       -----            -----

Cash flow provided by operations (note)                 77.6             94.4
                                                       -----            -----

                                                              (dollars)

Net earnings per retractable common share               0.35             3.33
                                                       -----            -----

Cash flow provided by operations per
retractable common share (note)                         2.09             2.87
                                                       -----            -----

NOTE
Cash flow provided by operations is before any change in non-cash operating working capital the cash used for discontinued operations and other costs.

Throughout this report, Hollinger Inc. is referred to as "Hollinger" or the "Company", Hollinger International Inc. is referred to as "Hollinger International Inc." or "Hollinger International", Hollinger Canadian Publishing Holdings Inc. is referred to as "HCPH", and Hollinger Canadian Newspapers, Limited Partnership is referred to as "Hollinger L.P." The word "company" refers to one or other of Hollinger Inc.'s subsidiary companies, depending on the context.

Reference to "dollars " and "$" are to Canadian dollars, "U.S. $" are to United States dollars and "pounds sterling" and "(pound)" are to lawful currency of the United Kingdom.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

TO THE SHAREHOLDERS
==============================================================================

FIRST QUARTER RESULTS

Earnings before unusual items, income taxes and minority interest were $33.3 million for the three months ended March 31, 2000 as compared to $24.9 million for 1999. Net earnings for the period ended March 31, 2000 amounted to $13.0 million or $0.35 per share compared with $109.4 million or $3.33 per share in 1999. Excluding the net effect of unusual items, net earnings were $2.0 million, or $0.05 per share in the first quarter of 2000 compared with a net loss of $0.5 million or a loss of $0.01 per share in 1999.


Reported earnings for the quarter compared to last year have been affected by several major items.


   The National Post EBITDA loss for the first quarter 2000 was $11.1 million, a $6.4 million improvement over the EBITDA loss of $17.5 million in the first quarter of 1999, reflecting a 44% increase in revenue year-over-year.


   Unusual items in 1999 include the gain on sale of community newspapers by Hollinger International Inc. In 2000, unusual items include gains on the disposition of the Company's interest in Trip.com and a partial disposition of its interest in Interactive Investor International (III). The Company retains a 29% interest in III.


   Interest expense for the quarter rose over 1999 as a result of increased interest rates and increased debt levels.


   First quarter revenue from Internet operations grew from $1.8 million in 1999 to $6.4 million in 2000 reflecting the expanding success of these operations. Internet related EBITDA losses grew from $2.4 million to $5.8 million over the same time frame as Hollinger continues to build and improve various Internet sites associated with the newspaper operations.

==============================================================================

CHANGE IN ACCOUNTING POLICY


The Company has adopted effective January 1, 2000, on a retroactive basis, the new standard issued by the Canadian Institute of Chartered Accountants with respect to accounting for corporate income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.


Pursuant to the deferral method, which was applied prior to January 1, 2000, deferred income taxes were recognized for income and expense items that were reported in different years for financial reporting purposes and income tax purposes. Deferred income tax was determined using the tax rate applicable for the year of calculation. Under the deferral method, deferred taxes were not adjusted for subsequent changes in tax rates.


The cumulative effect of adopting this new standard resulted in a net charge to retained earnings as at January 1, 2000 of approximately $291,000,000. Substantially all of this adjustment is attributable to future income tax liabilities established in respect of amounts ascribed to circulation on business acquisitions which are largely not deductible for income tax purposes. Prior years' financial statements have not been restated for this change in accounting policy.


RESTRUCTURING PROCESS


On April 25, 2000, Hollinger International announced that its board of directors had approved a process whereby most of the company's community newspaper assets will be made available for sale and some of its metropolitan newspaper assets will be made available for merger or affiliation on terms consistent with the full enterprise value of such assets. Morgan Stanley Dean Witter has

==============================================================================

been retained to act as the company's professional adviser and in that role will coordinate the process. Cash proceeds from such transactions will be utilized to reduce debt, to purchase and cancel Hollinger International's own shares and, if deemed advisable, to distribute to its shareholders. As has been stated in successive annual reports and at shareholders' meetings, management considers the company's shares undervalued and the most effective means of narrowing the gap between the enterprise value and imputable market value of these assets is to sell some of them and apply the proceeds to debt reduction and share cancellation.


HOLLINGER INTERNATIONAL INC.


Hollinger International's operations are composed of the Chicago Group including the Chicago Sun-Times, the Community Group which includes The Jerusalem Post, the U.K. Newspaper Group, consisting of the Telegraph Group Limited, and the Canadian Newspaper Group (held by HCPH) primarily consisting of Southam Inc. and Hollinger Canadian Newspapers, Limited Partnership.


TELEGRAPH GROUP LIMITED


EBITDA for the three months ended 31 March 2000 was (pound)28.5 million, compared to (pound)24.3 million during the corresponding period in 1999, an increase of over 17%.


The ABC net circulation figure for The Daily Telegraph for the period October 1999 to March 2000 was 1,032,745, more than 309,000 ahead of its nearest competitor The Times. The Daily Telegraph sold an average of 1,038,079 copies during March 2000. The ABC net circulation figure for The Sunday Telegraph for the period October 1999 to March 2000 was 819,167. The ABC weekly circulation figure for The Spectator magazine for the period July to December 1999 was 58,459 compared to 57,247 for the same period in 1998.

Advertising revenue in local currency for the first quarter was up 17.1% year on year. Classified sections continue to perform well, in particular the recruitment, travel and property sections where revenue has increased year-on-year by 12.4%, 11.9% and 23.1% respectively. Display advertising also performed strongly during the first quarter with an increase of 23.2% over the same period last year.

In January a new separate travel supplement was added to The Sunday Telegraph package and in March, The Sunday Telegraph was awarded National Newspaper of the Year in the British Press Awards.

Hollinger Telegraph New Media Limited (HTNM) was established early in 2000 as a separate entity, to drive Hollinger's UK and European online and digital activities. HTNM now incorporates the Electronic Telegraph network which currently has 18 websites. HTNM also oversees Hollinger's interests in UKMax.com a UK portal, handbag.com, a joint venture with Boots which has established itself as the leading woman's portal site in the UK, and Interactive Investor International (29% interest), a leading website for financial investors.

Electronic Telegraph (ET) is now focusing on the further development of commercially-driven channels which are separate businesses built around the News and Features hub of ET. ET remains the pre-eminent online news service in the UK, currently reaching up to 75,000 individuals per day, and serving 16 million page impressions per month. The ET sales team which generates banner, sponsorship and e-commerce revenues has greatly increased revenues by 138% over the same period last year. Significant investment is currently being made in the infrastructure delivering ET to exploit the current technology and application systems now available which are materially better than when ET was launched over five years ago.

THE CHICAGO GROUP

The Chicago Group revenue in local currency grew 2% for the first quarter from 1999 to 2000 primarily resulting from increased advertising revenue. National advertising was up year-over-year, driven by telecom, dot-com and financial advertising. Classified and retail advertising were basically flat versus last year; however, the Chicago Sun-Times has recently announced certain organizational changes which should support future advertising growth.


During the quarter, Classifieds Chicago (a joint venture with Copley Chicago Newspapers and Paddock Publications, the parent of the Daily Herald), which includes classified advertising from over 100 titles in the Chicago area, was launched to support growth in Internet-related classified advertising revenue. Also during the quarter, development has continued on an enhanced Chicago Sun-Times site adding new e-commerce opportunities with several partners and improved features and functionality.


EBITDA in local currency for the quarter increased 1% over 1999. Newsprint expense has declined year-over-year as first quarter 2000 pricing is still lower than first quarter 1999 by approximately 14%.


THE COMMUNITY GROUP

In February 1999, the Community Group sold approximately 45 newspapers with a total paid daily circulation of approximately 296,000. This resulted in an overall decrease in Community Group operating revenue, EBITDA and operating income. On a "same store" basis in local currency the Community Group first quarter 2000 operating revenue increased 12% from 1999 and EBITDA increased 11% from 1999.


CANADIAN NEWSPAPER GROUP

First quarter operating revenue for the Canadian Newspaper Group was $406.6 million compared with $387.2 million in 1999. EBITDA for the first quarter of 2000 was $62.3 million compared to $54.1 million in 1999. This represents a growth from 1999 in EBITDA of 15.2%. The improvement in EBITDA was in large part, the result of improved operating results at the National Post partly offset by increased losses from internet operations. The National Post EBITDA loss for the first quarter 2000 was $11.1 million, a $6.4 million improvement over the EBITDA loss of $17.5 million in the first quarter of 1999, reflecting a 44% increase in revenue year-over-year. EBITDA losses from internet operations were $4.6 million in 2000 compared with a loss of $2.2 million in 1999.


All of the major units performed well and the Calgary Herald was unaffected, both in circulation and profitability, by the strike of certain journalists and mailroom employees that continued throughout the quarter.


INTERNET INVESTMENTS


Since the beginning of the year, Hollinger has added to its portfolio of minority positions in Internet companies, including investments in FreeSamples.com, Mediant Technology Partners, DealTime.com, SUMmedia.com, and Offroad Capital. Also, Hollinger has increased its investment in Bidhit.com


RETRACTION PRICE OF RETRACTABLE COMMON SHARES

The retraction price of the outstanding retractable common shares of the Company as of April 3, 2000 was $10.00 per share.


SHARE CAPITAL INFORMATION

As at May 17, 2000, the issued shares and options to purchase retractable common shares of the Company were as follows:

Preference shares               Retractable common shares          Options
12,508,198 Series II            37,132,105                         928,000
10,147,225 Series III

GENERAL

At March 31, 2000, Hollinger's publishing interests included 77 daily newspapers and 302 non-daily newspapers. Total paid daily circulation, including The Daily Telegraph and the Chicago Sun-Times, was approximately $4.0 million. The total circulation of the non-dailies was approximately $7.5 million. Web sites are operated at all of the major newspapers. Through its Hollinger Digital subsidiary, it operates the Canada.com national portal site and a variety of other specialized sites.


DIVIDENDS

A regular quarterly dividend of 15 (cent) per retractable common share has been declared payable on June 10, 2000 to shareholders of record on May 26, 2000.






May 17, 2000                                           Conrad M. Black (signed)
                                                       Chairman of the Board and
                                                       Chief Executive Officer

MARKET VALUE INFORMATION BALANCE SHEET
(in thousands of dollars except where noted)

                                                           March 31         December 31
                                                             2000               1999
                                                          -----------       -----------
                                                         (not audited)
ASSETS
Investment in Hollinger International.................    $   748,439       $   903,753
Other investments.....................................         12,285            12,004
Other assets..........................................         38,342            26,775
                                                          -----------       -----------
                                                          $   799,066       $   942,532
                                                          -----------       -----------
LIABILITIES
Exchangeable shares...................................    $   253,433       $   285,211
Other liabilities.....................................        309,865           310,583
                                                          -----------       -----------
                                                              563,298           595,794
                                                          -----------       -----------
NET ASSETS REPRESENTING SHAREHOLDERS' EQUITY
Capital stock.........................................        315,229           315,229
Net unrealized appreciation of investments............         44,365           181,798
Net unrealized increase in liabilities................         32,340            15,429
Retained earnings.....................................       (156,166)         (165,718)
                                                          -----------       -----------
                                                              235,768           346,738
                                                          -----------       -----------
                                                          $   799,066       $   942,532
                                                          -----------       -----------
RETRACTABLE COMMON SHARES OUTSTANDING.................     37,196,415        37,196,415
                                                          -----------       -----------
NET ASSET VALUE PER RETRACTABLE COMMON SHARE..........    $      6.34       $      9.32
                                                          ===========       ===========


STATEMENT OF INCOME AND EXPENSES
(not audited)
(in thousands of dollars)

                                                           THREE MONTHS ENDED
                                                                MARCH 31
                                                       ------------------------
                                                         2000            1999
                                                       --------        --------
INCOME
Dividends ......................................       $ 11,340        $ 12,774
Interest and other .............................          1,105           3,412
Net management fees ............................          5,519           4,593
                                                       --------        --------
                                                         17,964          20,779
                                                       --------        --------
EXPENSES
Administrative and other expenses ..............          2,955           5,338
Interest expense ...............................          7,643          13,996
                                                       --------        --------
                                                         10,598          19,334
                                                       --------        --------

Income before the undernoted ...................          7,366           1,445
Unusual items ..................................             70          21,050
Income tax expense .............................           (583)           (665)
                                                       --------        --------
Net income for the period ......................       $  6,853        $ 21,830
                                                       --------        --------
EARNINGS PER RETRACTABLE COMMON SHARE ..........       $   0.18        $   0.66
                                                       --------        --------

SCHEDULE OF SEGMENTED EARNINGS
(not audited)
(in thousands of dollars)

                                                        U.K.      CANADIAN     CORPORATE
                            CHICAGO     COMMUNITY    NEWSPAPER    NEWSPAPER       AND      CONSOLIDATED
                             GROUP        GROUP        GROUP        GROUP        OTHER        TOTAL
                          ----------   ----------   ----------   ----------   ----------   ------------
                                                     THREE MONTHS ENDED MARCH 31, 2000
                          -----------------------------------------------------------------------------
Sales revenue ..........  $  135,385   $   28,923   $  238,570   $  406,628   $     --      $  809,506
Cost of sales and
  expenses .............     115,577       24,144      172,152      344,336        1,650       657,859
                          ----------   ----------   ----------   ----------   ----------    ----------
Income before interest,
  taxes, depreciation
  and amortization......      19,808        4,779       66,418       62,292       (1,650)      151,647
Depreciation and
  amortization .........       7,249        2,301       15,149       29,479        1,625        55,803
                          ----------   ----------   ----------   ----------   ----------    ----------
Operating income........  $   12,559   $    2,478   $   51,269   $   32,813   $   (3,275)   $   95,844
                          ----------   ----------   ----------   ----------   ----------    ----------
Total assets ...........  $  757,337   $  246,970   $1,203,143   $3,105,231   $  316,799    $5,629,480
                          ----------   ----------   ----------   ----------   ----------    ----------
Expenditures on capital
  assets................  $   13,581   $    1,439   $    8,110   $   13,694   $      157    $   36,981
                          ----------   ----------   ----------   ----------   ----------    ----------

                                                     THREE MONTHS ENDED MARCH 31, 1999
                          -----------------------------------------------------------------------------
Sales revenue ..........  $  137,457   $   50,086   $  228,006   $  387,158   $    1,300    $  804,007
Cost of sales and
  expenses..............     115,911       41,009      168,184      333,077        6,152       664,333
                          ----------   ----------   ----------   ----------   ----------    ----------
Income before interest,
  taxes, depreciation
  and amortization......      21,546        9,077       59,822       54,081       (4,852)      139,674
Depreciation and
  amortization..........       8,645        4,375       15,696       28,129        1,814        58,659
                          ----------   ----------   ----------   ----------   ----------    ----------
Operating income .......  $   12,901   $    4,702   $   44,126   $   25,952   $   (6,666)   $   81,015
                          ----------   ----------   ----------   ----------   ----------    ----------
Total assets ...........  $  672,374   $  415,674   $1,360,313   $3,069,469   $  341,423    $5,859,253
                          ----------   ----------   ----------   ----------   ----------    ----------
Expenditures on capital
  assets................  $   22,567   $    3,588   $   13,480   $   17,352   $    1,088    $   58,075
                          ----------   ----------   ----------   ----------   ----------    ----------


NOTE
1. Corporate and Other revenue includes revenues of miscellaneous newspaper operations.

CONSOLIDATED BALANCE SHEET
(in thousands of dollars)

                                                       March 31      December 31
                                                         2000           1999
                                                      ----------     ----------
                                                    (not audited)
ASSETS
CURRENT ASSETS
Cash ..............................................   $   62,579     $   74,441
                                                      ----------     ----------
Accounts receivable ...............................      526,733        528,072
Inventory .........................................       64,429         50,089
                                                         653,741        652,602

INVESTMENTS .......................................      183,378        159,744
CAPITAL ASSETS ....................................    3,898,395      3,915,168
GOODWILL AND OTHER ASSETS .........................      893,966        922,920
                                                      ----------     ----------
                                                      $5,629,480     $5,650,434
                                                      ----------     ----------
LIABILITIES
CURRENT LIABILITIES
Bank indebtedness .................................   $  311,227     $  307,961
Accounts payable and accrued expenses .............      540,670        603,441
Income taxes payable ..............................       55,260         73,863
Current portion of long-term debt .................       69,891         71,437
Exchangeable shares ...............................       52,647         51,421
                                                      ----------     ----------
                                                       1,029,695      1,108,123

LONG-TERM DEBT ....................................    2,470,581      2,393,979
EXCHANGEABLE SHARES ...............................      200,786        233,790
Deferred unrealized gain ..........................       37,992         21,139
Future income taxes ...............................      925,766        401,294
                                                      ----------     ----------
                                                       4,664,820      4,158,325
                                                      ----------     ----------

MINORITY INTEREST AND DEFERRED CREDITS ............    1,122,890      1,353,221
                                                      ----------     ----------

SHAREHOLDERS' EQUITY
Capital stock .....................................      315,229        315,229
Deficit (note 1) ..................................     (464,351)      (180,732)
                                                      ----------     ----------
                                                        (149,122)       134,497
Equity adjustment from foreign currency translation       (9,108)         4,391
                                                      ----------     ----------
                                                        (158,230)       138,888
                                                      ----------     ----------
                                                      $5,629,480     $5,650,434
                                                      ==========     ==========

NOTE
1. The Company has adopted effective January 1, 2000, on a retroactive basis, the new standard issued by The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The cumulative effect of adopting the new standard was to increase the deficit at the beginning of the year by approximately $291 million. Prior years' financial statements have not been restated for this change in accounting policy.

CONSOLIDATED STATEMENT OF EARNINGS
(not audited)
(in thousands of dollars)


                                                       THREE MONTHS ENDED
                                                            MARCH 31
                                                     ----------------------
                                                        2000         1999
                                                     ---------    ---------
REVENUE
Sales ............................................   $ 809,506    $ 804,007
Investment and other income ......................       2,385        7,714
                                                     ---------    ---------
                                                       811,891      811,721
                                                     ---------    ---------
EXPENSES
Cost of sales and expenses .......................     657,859      664,333
Depreciation and amortization ....................      55,803       58,659
Interest expense .................................      66,101       62,319
                                                     ---------    ---------
                                                       779,763      785,311
                                                     ---------    ---------
NET EARNINGS (LOSS) IN EQUITY ACCOUNTED
COMPANIES ........................................         639         (223)
                                                     ---------    ---------

NET FOREIGN CURRENCY GAINS(LOSSES) ...............         490       (1,239)
                                                     ---------    ---------

EARNINGS BEFORE THE UNDERNOTED ...................      33,257       24,948
Unusual items ....................................      37,194      323,162
Income taxes .....................................     (28,121)    (135,769)
Minority interest ................................     (29,366)    (102,932)
                                                     ---------    ---------

NET EARNINGS .....................................   $  12,964    $ 109,409
                                                     =========    =========

                                                           (dollars)
NET EARNINGS PER RETRACTABLE COMMON SHARE
Basic ............................................   $    0.35    $    3.33
                                                     ---------    ---------
Fully diluted ....................................   $    0.29    $    2.87
                                                     ---------    ---------
CASH FLOW PROVIDED BY OPERATIONS PER
  RETRACTABLE COMMON SHARE
Basic ............................................   $    2.09    $    2.87
                                                     ---------    ---------
Fully diluted ....................................   $    2.04    $    2.70
                                                     ---------    ---------


NOTE TO THE CONSOLIDATED STATEMENT OF EARNINGS
1. Cash flow provided by operations per retractable common share is based on cash flow provided by operations which is before any increase or decrease in non-cash operating working capital, the cash used by discontinued operations and other costs and foreign currency translation adjustment.

CONSOLIDATED STATEMENT OF CASH FLOW
(not audited)
(in thousands of dollars)

                                                         THREE MONTHS ENDED
                                                              MARCH 31
                                                      -------------------------
                                                         2000            1999
                                                      ---------       ---------
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net earnings ...................................      $  12,964       $ 109,409
Unusual items ..................................        (37,194)       (323,162)
Current income taxes related to unusual items...          7,325         144,383
Items not involving cash:
Depreciation and amortization ..................         55,803          58,659
Future income taxes ............................         10,207           1,633
Net earnings in equity accounted companies,
  net of dividends received.....................           (519)            223
Minority interest ..............................         29,366         102,932
Other ..........................................           (352)            302
                                                      ---------       ---------

CASH FLOW PROVIDED BY OPERATIONS ...............         77,600          94,379
Change in non-cash operating working capital....       (166,941)        427,530
Cash used for discontinued operations...........           (473)           (520)
Other costs ....................................         (3,005)         (1,911)
                                                      ---------       ---------
                                                        (92,819)        519,478
                                                      ---------       ---------
FINANCING
Redemption and cancellation of capital stock....           --              (821)
Redemption and cancellation of exchangeable
  shares .......................................           (962)           --
Issue of common shares of subsidiaries..........           --                56
Capital stock of subsidiaries purchased for
  cancellation by subsidiaries .................           --           (68,162)
Increase (decrease) in long-term debt and
  deferred liabilities..........................        129,767        (270,199)
Decrease in capital lease obligations...........           (700)           (363)
Retirement of liquid yield option notes.........           --              (122)
Dividends ......................................         (5,580)         (4,935)
Dividends and distributions paid to minority
  interests.....................................        (16,745)        (13,469)
                                                      ---------       ---------
                                                        105,780        (358,015)
                                                      ---------       ---------
INVESTMENT
Proceeds on disposal of fixed assets............          1,775             370
Additions to fixed assets and assets under
  capital leases................................        (27,529)        (43,637)
Additions to investments .......................        (21,504)           (956)
Proceeds on disposal of investments.............         35,826           2,659
Additions to circulation .......................         (9,452)        (14,438)
Increase in goodwill and other assets...........         (1,376)        (41,009)
Investment in newspaper operations .............         (2,471)       (600,240)
Proceeds on disposal of newspaper operations ...           --           557,887
                                                      ---------       ---------
                                                        (24,731)       (139,364)
                                                      ---------       ---------
Effect of exchange rate
  changes on cash...............................            (92)         (1,415)
                                                      ---------       ---------
(DECREASE) INCREASE IN CASH POSITION ...........        (11,862)         20,684
CASH AT BEGINNING OF PERIOD ....................         74,441         128,061
                                                      ---------       ---------
CASH AT END OF PERIOD ..........................      $  62,579       $ 148,745
                                                      =========       =========

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (not audited)
(in thousands of Canadian dollars)

                                                          THREE MONTHS ENDED
                                                               MARCH 31
                                                        -----------------------
                                                           2000         1999
                                                        ---------     ---------
                                                                        (note 5)
NET EARNINGS
NET EARNINGS FOR THE PERIOD
BASED ON CANADIAN GAAP .............................    $  12,964     $ 109,409
Capitalization of betterments,
  net of related amortization ......................       (1,228)       (3,234)
Acquired tax losses (note 6) .......................         --             173
Foreign exchange (note 2) ..........................       (1,003)         --
Compensation to employees ..........................         --            (103)
Business combinations (note 4) .....................          233           233
Adjustment to tax provision (note 6) ...............         --          (4,000)
Financial instruments (note 3) .....................        3,687         9,402
Other ..............................................           19            38
                                                        ---------     ---------
NET EARNINGS FOR THE
PERIOD BASED ON U.S. GAAP ..........................    $  14,672     $ 111,918
                                                        ---------     ---------

BASIC EARNINGS PER RETRACTABLE COMMON SHARE: .......          (dollars)
Earnings before extraordinary items (note 3) .......    $    0.77     $    3.14
                                                        ---------     ---------
Net earnings .......................................    $    0.77     $    3.14
                                                        ---------     ---------
DILUTED EARNINGS PER RETRACTABLE COMMON SHARE:
Earnings before extraordinary items ................    $    0.72     $    2.86
                                                        ---------     ---------
Net earnings .......................................    $    0.72     $    2.86
                                                        ---------     ---------
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NOTES TO THE RECONCILIATION TO UNITED STATES GAAP.

1. The above represents additional information to the Consolidated Statement of Earnings of the Company which was prepared in accordance with Canadian
     GAAP. Set out above are the material adjustments (net of deferred income taxes, minority interest and foreign exchange rate adjustments where applicable) to net earnings for the three months ended March 31, 2000 and March 31, 1999 in order to conform to accounting principles generally accepted in the United States.

2. Under Canadian GAAP, the unrealized foreign exchange gain or loss arising on the translation of long-term debt denominated in a foreign currency is deferred and amortized over the life of the related debt. Under U.S. GAAP this exchange gain or loss is expensed immediately.

3. Canadian GAAP requires the value ascribed to certain subsidiary Special shares be increased over the life of the shares to the Company's optional cash settlement amount through a periodic charge to earnings. Under U.S.
     GAAP the shares are recorded at their fair value on the date of issue and such a charge to increase their carrying amount is not required. Under
     Canadian GAAP, the dividends on mandatory redeemable preferred stock must be recorded as interest expense. Under U.S. GAAP, such dividends are charged against retained earnings.

     Under U.S. GAAP, the movement in the unrealized mark to market adjustment on the Series II preference shares of $16,683,000 as at March 31, 2000
     (1999, nil) must be treated as an adjustment to dividends paid for purposes of calculating earnings per share. Such adjustment is not required under Canadian GAAP.

4. U.S. GAAP requires that the transfer of the Canadian Newspaper Group be accounted for at historical values using "as-if pooling of interests" accounting, resulting in no gain on the sale of properties and no additional amount being ascribed to circulation.

5. U.S GAAP earnings for the three months ended March 31, 1999 have been increased by $8,494,000 as a result of a restatement to include the effects of dividends accrued on the Series I, II, and III preference shares which are treated as interest expense under Canadian GAAP, but as dividends paid under U.S. GAAP. This adjustment had no impact on U.S. GAAP earnings per share.

6.   Effective January 1, 2000, the Company adopted on a retroactive basis new
     Canadian accounting standards for income taxes which are comparable to the related US accounting standards. As a result of this change, the Company will not have any significant differences between Canadian and U.S. GAAP in respect of income taxes for periods subsequent to January 1, 2000. Under
     Canadian accounting standards, the Company is not required to restate its comparative figures for prior years and the cumulative effect of this change in accounting policy of $291,000,000 (net of related minority interest) has been charged directly to retained earnings. Substantially all of this adjustment is attributable to future income tax liabilities established in respect of amounts ascribed to circulation on business acquisitions which are largely not deductible for income tax purposes.
     Under U.S. GAAP, the establishment of such future tax liabilities on business acquisitions, would have resulted in additional goodwill being recorded for an equivalent amount. The new Canadian accounting standard for income taxes does not require the restatement of prior years' business acquisitions and permits the adjustment otherwise made to goodwill under U.S. GAAP, to be made directly to retained earnings (net of the related minority interest). As a result of not restating comparative figures, differences between Canadian and U.S. GAAP for income taxes still existed for the period prior to January 1, 2000.




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
TRANSFER AGENTS AND REGISTRARS                         MAJOR ELECTRONIC WEB SITES
Retractable Common Shares and Series II and            Hollinger International http://www.hollinger.com
III Preference Shares:                                 Telegraph               http://www.telegraph.co.uk
Montreal Trust Company of Canada, Toronto                                      http://www.UKMax.com

STOCK EXCHANGE LISTINGS                                                        http://www.thebestofbritish.com
The Retractable Common Shares are listed on The        Chicago Sun-Times       http://www.suntimes.com
Toronto Stock Exchange (stock symbol HLG.C)            Chicago Network         http://www.chicago-news.com

The Series II and III Preference Shares are listed on  Jerusalem Post          http://jpost.co.il
The Toronto Stock Exchange (trading symbols
HLG.PR.B and HLG.PR.C, respectively).                  Southam                 http://www.canada.com

NVESTOR INFORMATION                                    UniMedia                http://www.unimedia.ca
                                                       National Post           http://www.nationalpost.com
Holders of the Company's securities and other
interested parties seeking information about           National Post Site      http://www.canada.com
the Company should communicate with the
Executive Vice-President and Chief Financial
Officer, at 10 Toronto Street, Toronto,
Ontario M5C 2B7, Tel (416) 363-8721,
Fax (416) 364-0832.

SHARE INFORMATION
For information relating to Retractable Common
Shares and Series II and III Preference Shares holdings, dividends, lost share certificates, etc., please communicate with:
Montreal Trust Company of Canada,
Tel: (416) 981-9633 or 1-800-663-9097 (toll free in
Canada and U.S.) Fax: (416) 981-9800
e-mail: faq@montrealtrust.com



                                 Hollinger Inc.
                  10 Toronto Street, Toronto, Ontario, M5C 2B7
                  General Enquiries: Telephone (416) 363-8721
                               Fax: (416) 364-2088

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